Exhibit 99.2

First Quarter 2013

Message from the Chairman of the Board and the President and Chief Executive Officer

Net result

In the first quarter of 2013, Hydro-Québec posted a net result of $1,360 million, an increase of $24 million over the $1,336 million recorded in the same period last year. This growth is due, among other things, to higher revenue from net electricity exports by Hydro-Québec Production and to a decrease in electricity purchases from Rio Tinto Alcan. These factors were partly offset by the impact of the deferred implementation of Hydro-Québec Distribution’s rate adjustment, which was amplified in 2013.

Result from continuing operations

The result from continuing operations amounted to $1,369 million, an increase of $26 million over the $1,343 million posted in 2012.

Revenue totaled $3,978 million, compared to $3,735 million a year earlier.

In Québec, revenue from electricity sales amounted to $3,392 million, or $150 million more than in 2012, mainly because temperatures were close to normal in first quarter 2013, whereas they had been milder in 2012. Higher demand was also a factor, primarily in the residential sector.

On markets outside Québec, revenue from electricity sales was $475 million, compared to $320 million in 2012. The $155-million increase resulted from growth in Hydro-Québec Production’s export revenue.

Other revenue totaled $111 million, a $62-million decrease compared to 2012 that stems, among other things, from revenue variances related to climate conditions given that temperatures were close to normal in first quarter 2013, whereas they had been milder in 2012.

Total expenditure amounted to $2,001 million, or $219 million more than in 2012. This variance is largely due to a $182-million rise in electricity and fuel purchases, including a $94-million increase in electricity purchases made by Hydro-Québec Distribution from independent wind power and biomass energy producers, among others, and a $64-million increase in electricity purchases made by Hydro-Québec Production, associated mainly with trading activities outside Québec. In addition, bad debt related to electricity sales in Québec was $15 million higher than in 2012.

Segmented results

Generation

Hydro-Québec Production recorded a result from continuing operations of $745 million, compared to $620 million in 2012. This $125-million increase is due to a $67-million growth in revenue from net electricity exports and to a $52-million growth in revenue from electricity sales to Hydro-Québec Distribution, including special contracts, mainly on account of the mild temperatures in 2012. In addition, electricity purchases from Rio Tinto Alcan decreased by $29 million. When the discontinued operations are factored in, the net result for the first three months of the year totaled $736 million in 2013, compared to $613 million in 2012. Gentilly-2 nuclear generating station’s 2012 operating result is presented under discontinued operations for comparison purposes, in accordance with accounting standards.

Transmission

Hydro-Québec TransÉnergie’s result from continuing operations was $168 million, an $11-million increase over 2012 that is notably due to an $11-million decrease in depreciation and amortization expense.

Distribution

Hydro-Québec Distribution posted a result from continuing operations of $442 million, compared to $549 million in 2012. Revenue from electricity sales increased by $140 million, mainly on account of the mild temperatures in 2012 and higher demand, primarily in the residential sector. These factors were partly offset by the effect of the leap year, namely sales on February 29, 2012. They were also mitigated by the impact of the deferred implementation of Hydro-Québec Distribution’s rate adjustment, i.e., the difference between the April 1 effective date of the rate adjustment and the recording of additional costs as of January 1, notably for electricity purchases from independent producers, which was amplified in 2013. Moreover, revenue variances related to climate conditions were less favorable in 2013 than in 2012. In addition, electricity purchases from Hydro-Québec Production increased by $46 million. Finally, bad debt related to electricity sales in Québec was $15 million higher than in 2012.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity at Hydro-Québec Équipement et services partagés and SEBJ totaled $442 million, compared to $385 million in 2012. Projects carried out for Hydro-Québec Production included ongoing construction at the Romaine jobsites and work to complete the Eastmain-1-A/Sarcelle/Rupert development. Projects done for Hydro-Québec TransÉnergie included expansion of the transmission system in the Minganie region, the addition of a 735/315-kV section and related work at Bout-de-l’Île substation, as well as continued investment in asset sustainment.

Page 2	First Quarter 2013

Investment

During the first three months of 2013, Hydro-Québec invested $793 million in property, plant and equipment and intangible assets, including the Energy Efficiency Plan, compared to $738 million in 2012. As expected, a large portion of this amount was devoted to the major hydroelectric projects of Hydro-Québec Production, especially ongoing construction at the Romaine jobsites and work to complete the Eastmain-1-A/Sarcelle/Rupert development.

Hydro-Québec TransÉnergie continued investing in its transmission system. Work progressed on Romaine-2 substation and the 735-kV line that will connect it to Arnaud substation. The division also carried on with its investments in maintenance and improvement activities to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and to maintain its facilities in good operating condition. It also continued implementation of the Energy Efficiency Plan.

	Pierre Karl Péladeau	Thierry Vandal

	Chairman of the Board	President and Chief Executive Officer

May 17, 2013

First Quarter 2013	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2013	2012
Revenue	3	3,978	3,735
Expenditure
Operations		626	586
Electricity and fuel purchases		513	331
Depreciation and amortization	4	580	596
Taxes		282	269
		2,001	1,782
Operating result		1,977	1,953
Financial expenses	5	608	610
Result from continuing operations		1,369	1,343
Result from discontinued operations	6	(9)	(7)
Net result		1,360	1,336

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended March 31
	2013	2012
Balance, beginning of period	14,833	14,618
Net result	1,360	1,336
Balance, end of period	16,193	15,954

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	First Quarter 2013

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	As at March 31, 2013	As at December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	1,150	2,183
Short-term investments	639	609
Accounts receivable and other receivables	2,681	1,838
Derivative instruments	922	1,052
Regulatory assets	25	22
Materials, fuel and supplies	184	178
	5,601	5,882
Property, plant and equipment	57,416	57,174
Intangible assets	2,232	2,241
Investments	139	134
Derivative instruments	1,160	1,269
Regulatory assets	9	18
Other assets	3,914	3,799
	70,471	70,517
LIABILITIES
Current liabilities
Borrowings	384	19
Accounts payable and accrued liabilities	2,144	2,078
Dividend payable	–	645
Accrued interest	460	835
Asset retirement obligations	181	178
Derivative instruments	616	663
Current portion of long-term debt	2,099	694
	5,884	5,112
Long-term debt	40,640	42,555
Asset retirement obligations	759	774
Derivative instruments	1,685	1,816
Other long-term liabilities	1,007	1,003
Perpetual debt	280	275
	50,255	51,535
EQUITY
Share capital	4,374	4,374
Retained earnings	16,193	14,833
Accumulated other comprehensive income	(351)	(225)
	15,842	14,608
	20,216	18,982
	70,471	70,517

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Pierre Karl Péladeau
Chair of the Audit Committee	Chairman of the Board

First Quarter 2013	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2013	2012
Operating activities
Net result		1,360	1,336
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	580	600
Amortization of premiums, discounts and issue expenses related to debt securities		51	90
Other		168	(13)
Change in non-cash working capital items	7	(1,169)	(1,144)
Net change in accrued benefit assets and liabilities		(75)	(102)
		915	767
Investing activities
Additions to property, plant and equipment		(753)	(690)
Additions to intangible assets		(40)	(48)
Cash receipts from the government reimbursement for the 1998 ice storm		2	2
Net (acquisition) disposal of short-term investments		(28)	447
Other		5	4
		(814)	(285)
Financing activities
Repayment of long-term debt		(995)	(519)
Cash receipts arising from credit risk management		1,347	1,112
Cash payments arising from credit risk management		(1,198)	(980)
Net change in borrowings		356	1,132
Dividend paid		(645)	(1,958)
Other		–	(1)
		(1,135)	(1,214)
Foreign currency effect on cash and cash equivalents		1	(2)
Net change in cash and cash equivalents		(1,033)	(734)
Cash and cash equivalents, beginning of period		2,183	1,377
Cash and cash equivalents, end of period		1,150	643
Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	First Quarter 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended March 31
	2013	2012
Net result	1,360	1,336
Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	(162)	227
Reclassification to operations of deferred losses (gains) on items designated as cash flow hedges	36	(79)
	(126)	148
Comprehensive income	1,234	1,484

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2013	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2013 and 2012

Amounts shown in tables are in millions of Canadian dollars.

Note 1                         Basis of Presentation

The Canadian Accounting Standards Board has authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards until January 1, 2015. Since Hydro-Québec was entitled to exercise this deferral right, it opted to prepare its 2013 and 2012 financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the Canadian Institute of Chartered Accountants Handbook, “Pre-Changeover Accounting Standards.”

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2012.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2012.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2                         Effects of Rate Regulation on the Consolidated Financial Statements

Distribution

In decision D-2013-043 of March 22, 2013, the Régie authorized an across-the-board increase of 2.41% in Hydro-Québec’s electricity rates, effective April 1, 2013. The authorized return on the rate base was set at 6.38%, assuming a capitalization with 35% equity.

In decision D-2013-037 of March 12, 2013, the Régie asked the Distributor to recognize in a separate account any variance between the actual amount of the expense related to the activities of the Bureau de l’efficacité et de l’innovation énergétiques and the amount provided in rate cases for this item. As at March 31, 2013, no amount had been recognized in this account.

Note 3                         Revenue

	Three months ended March 31
	2013	2012
Electricity sales[a]	3,867	3,562
Other	111	173
	3,978	3,735

a)       Including unbilled electricity deliveries, which totaled $1,080 million as at March 31, 2013 ($936 million as at March 31, 2012).

Page 8	First Quarter 2013

Note 4                         Depreciation and Amortization

	Three months ended March 31
	2013	2012
Property, plant and equipment	505	529
Intangible assets	67	60
Regulatory assets	6	4
Retirement of capital assets	2	3
	580	596[a]

a)        The depreciation and amortization expense presented in the consolidated statement of cash flows for the first quarter of 2012 includes an amount of $4 million for assets related to discontinued operations. These assets were impaired in their entirety in the third quarter of 2012.

Note 5                         Financial Expenses

	Three months ended March 31
	2013	2012
Interest on debt securities	644	636
Net exchange (gain) loss	(8)	3
Guarantee fees related to debt securities	50	49
	686	688
Less
Capitalized financial expenses	71	71
Net investment income	7	7
	78	78
	608	610

Note 6                         Discontinued Operations

In September 2012, the decision was made to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate all nuclear power operations. The facility continued to generate electricity until the end of 2012, in accordance with the terms and conditions of its operating licence, after which time Hydro-Québec started to prepare it for dormancy with a view to dismantling it around the year 2060.

The abandonment of the refurbishment project led to the write-off of the property, plant and equipment under construction for this project and to the impairment of the assets related to the facility.

For comparison purposes, Gentilly-2’s operating result is presented under discontinued operations in the consolidated statements of operations for all periods concerned.

First Quarter 2013	Page 9

Note 7                         Supplementary Cash Flow Information

	Three months ended March 31
	2013	2012
Change in non-cash working capital items
Accounts receivable and other receivables	(841)	(640)
Materials, fuel and supplies	(6)	2
Accounts payable and accrued liabilities	52	(75)
Accrued interest	(374)	(431)
	(1,169)	(1,144)
Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	16	38
Interest paid	875	880

Note 8                         Employee Future Benefits

			Three months ended March 31

		Pension Plan		Other plans

	2013	2012	2013	2012

Accrued benefit cost recognized	77	51	31	28

Page 10	First Quarter 2013

Note 9      Segmented Information

The following tables contain information related to operations and assets by segment:

						Three months ended March 31, 2013

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	510	38	3,421	–	9	–	3,978
Intersegment customers	1,510	749	20	442	351	(3,072)	–
Result from continuing operations	745	168	442	–	14	–	1,369
Result from discontinued operations	(9)	–	–	–	–	–	(9)
Net result	736	168	442	–	14	–	1,360
Total assets as at March 31, 2013	31,510	19,432	13,899	435	5,381	(186)	70,471

						Three months ended March 31, 2012

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	348	31	3,340	–	16	–	3,735
Intersegment customers	1,456	753	20	385	341	(2,955)	–
Result from continuing operations	620	157	549	–	17	–	1,343
Result from discontinued operations	(7)	–	–	–	–	–	(7)
Net result	613	157	549	–	17	–	1,336
Total assets as at March 31, 2012	32,108	18,662	13,410	429	4,969	(219)	69,359

Note 10     Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period. These notably include the operating result of Gentilly-2 nuclear generating station, which must be presented under discontinued operations for comparison purposes.

First Quarter 2013	Page 11

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

		Three months ended March 31
Summary of Operations	2013	2012	Change (%)
Revenue	3,978	3,735	6.5	Û
Expenditure	2,001	1,782	12.3	Û
Financial expenses	608	610	0.3	Ü
Result from continuing operations	1,369	1,343	1.9	Û
Result from discontinued operations	(9)	(7)	28.6	Ü
Net result	1,360	1,336	1.8	Û

Highlights of Continuing Operations

Note: Throughout the Consolidated Financial Highlights, certain comparative figures have been reclassified to conform to the presentation adopted in the current period. These notably include the operating result of Gentilly-2 nuclear generating station, which must be presented under discontinued operations for comparison purposes.

Page 12	First Quarter 2013

Highlights

Governance	On April 17, 2013, the Québec Cabinet appointed Pierre Karl Péladeau as Chairman of the Board of Hydro-Québec, effective May 15, 2013.

Generation

Commissioning of the first unit at Sarcelle powerhouse

On April 5, 2013, the Eastmain-1-A/Sarcelle/Rupert project reached another major milestone with the commissioning of the first generating unit at Sarcelle powerhouse, namely a 50-MW bulb-type unit.

Transmission	A historic demand peak On January 23, 2013, power demand in Québec reached a historic peak of 39,120 MW. Hydro-Québec’s power system performed well throughout the peak period.

Distribution

Régie de l’énergie decision

In March, the Régie de l’énergie handed down its decision regarding Hydro-Québec Distribution’s rate request for 2013-2014. This decision gave rise to an across-the-board increase of 2.41% in Hydro-Québec’s electricity rates, effective April 1, 2013.

Edison Electric Institute recognition

In January, the Edison Electric Institute (EEI) honored Hydro-Québec with an Emergency Assistance Award in recognition of its exceptional efforts to help a number of American utilities restore power in the wake of two extreme weather events that occurred in 2012: the severe thunderstorms that struck the Midwest and Mid-Atlantic regions in June, and Hurricane Sandy, which ravaged the east coast in October. The EEI is a large association of U.S. power companies.

Transportation electrification

New partners, new charging stations

The Electric Circuit welcomed several new partners during the first quarter: the Bell Centre (Montréal), the Cégep de Saint-Hyacinthe, the Société des casinos du Québec and DeSerres. For its part, the Agence métropolitaine de transport de Montréal (AMT), a founding partner of the Electric Circuit, installed 20 new charging stations for electric vehicles at its park-and-ride facilities. This second rollout phase brings the total number of charging stations available to AMT customers to 40.

First Quarter 2013	Page 13

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